EXHIBIT B

                    SELECT ENERGY SERVICES, INC.
               REPORT FOR July 1 - September 30, 2001


                NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities. On July 1, 2001, HEC Inc. changed its name to Select Energy Services, Inc. Our address, management, ownership, staff, and services are unchanged. The purpose of the name change is to reflect a broader mission within Select Energy, the unregulated energy arm of Northeast Utilities.